Filed by Google Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3; No. 333-142243

Frequently Asked Questions

(Revised as of July 30, 2008)

THIS DOCUMENT CONTAINS QUESTIONS AND ANSWERS REGARDING GOOGLE’S TRANSFERABLE STOCK OPTION PROGRAM. GOOGLE MAY MODIFY OR TERMINATE THIS PROGRAM AT ANY TIME IN ITS SOLE DISCRETION.

Overview Questions

•	What are Google Transferable Stock Options (“TSOs”)? (Revised 7/30/08)
•	How do TSOs compare to traditional stock options? (Revised 7/30/08)
•	Why did Google create this program? (Revised 7/30/08)
•	What is time value?
•	What are employee stock options worth under this program? (Revised 7/30/08)
•	When can employees use this program? (Revised 7/30/08)
•	Why does the TSO program shut down one hour prior to the close of regular Nasdaq trading hours on the last trading day of each of Google’s open trading windows? (New 7/30/08)

Eligibility Questions

•	Who can participate in this program?
•	Is this program available in all countries? (Revised 7/30/08)
•	If, for whatever reason, an employee is not eligible for the TSO program, will the employee be given any additional compensation? (New 7/30/08)
•	Which options are eligible? (Revised 2/21/07)
•	Does the TSO program apply to Incentive Stock Options (ISOs)? (Revised 7/30/08)
•	Why did you exclude EMG?
•	Why aren’t options granted before Google went public (pre-IPO) eligible?
•	Are refresher option awards eligible to be sold in the TSO program? (Added 2/21/07)
•	Can employees participate in the program after their employment with Google is terminated?
•	Are employees required to participate in the program?
•	Can employees sell some of their options and exercise others?
•	Will employees get a better price if they sell options through Google’s TSO program than if they exercised and immediately sold their options?

General Program Questions

•	Will there be periods when employees cannot sell their options in the TSO program? (Revised 7/30/08)
•	What is material, non-public information?

•	Why will the TSO program be shut down when Google is in possession of material, non-public information? (Revised 7/30/08)
•

If the TSO program is shut down during a period in which Google’s trading window would otherwise be open, does this mean that Google is in possession of material, non-public information? (Added 2/21/07)

•	Does the TSO program affect an employee’s ability to exercise options and sell the underlying shares in the traditional way? (Revised 2/21/07)
•	Who will buy the options?
•	Can employees sell options outside of Google’s TSO auction process?
•	Can an employee make a gift or a donation of his or her TSOs? (Added 2/21/07)
•	What are the tax consequences when U.S. employees sell TSOs?
•	What are the tax consequences for employees who work for a Google entity outside the U.S.? (Revised 7/30/08)
•	Is the TSO program affected by section 409A of the Internal Revenue Code? (Revised 7/30/08)
•

How does the TSO program relate to any 409A “exercise election” made by employees with respect to their options? Can an employee sell his or her option through the TSO program with respect to which he or she made a 409A election? (Revised 7/30/08)

•	Which financial institutions are participating in this program? (Revised 7/30/08)
•	Do I have to open a Morgan Stanley or other brokerage account?
•	What are the criteria for allowing additional financial institutions to participate in the auction? (Revised 7/30/08)
•	How are bid prices for options determined? (Revised 7/30/08)
•	Can an employee specify in advance the price at which the employee wants to sell options? (Revised 7/30/08)
•	Can employees sell vested, “underwater” stock options in this program?
•	How does the TSO program affect Rule 10b5-1 Trading Plans? (Revised 7/30/08)
•	What is the benefit of a Rule 10b5-1 Trading Plan if Google will shut down the TSO program (including trading under a 10b5-1 plan) when Google in possession of material, non-public information?

Accounting, Investor & Other Finance Questions

•	Do the TSOs have different terms than traditional stock options? (Revised 7/30/08)
•	Why did you reduce the length of the life of the TSO upon transfer? (Revised 7/30/08)
•	How does the TSO program affect Google’s accounting? (Revised 7/30/08)
•	How has Google historically accounted for employee stock options? (Added 2/21/07)
•	Is this program related to accounting rules for stock options? (Revised 7/30/08)
•	Will this affect earnings? (Revised 7/30/08)
•	What is the impact on shareholders? (Revised 2/21/07)
•	Have you discussed this program with the SEC?
•	What information will Google disclose publicly regarding the results of the TSO program? (Added 2/21/07)

•	What will the financial institutions do with the options they purchase in the TSO program?
•	Why did Google file a registration statement with the SEC in connection with the TSO program? (Revised 7/30/08)
•	What advantage do TSOs have over restricted stock grants?

Transaction & Settlement Questions

•	Do I need to do anything on Smith Barney’s Benefit Access site before I can sell my options through the TSO auction system? (New 7/30/08)
•	How will I receive proceeds from my TSO transaction?
•	When should I expect my money after I have made a transaction?
•	What do I need to do to add wire instructions to my Smith Barney Benefit Access account?
•	If I elect to be paid by check for multiple transactions, will I get a different check for each one?
•	How do I know what tax amounts are being withheld from my TSO sale proceeds?

Other Questions

•	Has anyone done this before?
•	Isn’t this what Microsoft and Comcast did? How is this program different?
•	How is this different than what Cisco tried to do?
•	Why did you choose Morgan Stanley?
•	Who can advise me about what to do with my stock options?
•	Whom do I contact if I have more questions?

Overview Questions

What are Google Transferable Stock Options (“TSOs”)? (Revised 7/30/08)

Google TSOs are employee nonqualified stock options that, once vested, may be transferred (“sold”) to financial institutions through an online auction. Before the TSO program came into existence, employees had a choice of either (1) exercising their vested stock options and then selling or holding the stock, or (2) continuing to hold the options to purchase shares at a later date. The TSO program offers a third alternative: selling vested stock options to financial institutions.

How do TSOs compare to traditional stock options? (Revised 7/30/08)

Traditional stock options are not transferable (except in limited circumstances at death) — they are only exercisable. TSOs can either be exercised like traditional options, or they can be transferred (sold). TSOs are governed by the terms of Google’s 2004 Stock Plan and the relevant option agreements, which are described below.

Why did Google create this program? (Revised 7/30/08)

We want to permit employees to capture the “time value” of their options. Under the traditional option program, which does not allow the sale of employee stock options, employees are able to realize value from options only by exercising them and then selling the stock at a price higher than the exercise price. With the TSO program, employees are not only able to realize this “intrinsic” value (the difference between grant price and market price for Google stock), but also the “time value” of their options. Financial institutions such as banks may be willing to pay a premium above the intrinsic value as consideration for the time value of options.

What is time value?

Time value is the value of the right to continue holding an option for potentially greater gains at a later date.

What are employee stock options worth under this program? (Revised 7/30/08)

The best way to determine the value of a TSO is to refer to the pricing (“bids”) provided through the TSO system (http://tso).

When can employees use this program? (Revised 7/30/08)

Eligible employees are permitted to sell TSOs during normal Google trading windows, except that on the last trading day of each of Google’s open trading windows the TSO program shuts down one hour prior to the close of the regular Nasdaq trading hours. Eligible employees can use the TSO program anytime while connected to the Google network to understand the value of their options by logging in to the trading site (http://tso).

Why does the TSO program shut down one hour prior to the close of regular Nasdaq trading hours on the last trading day of each of Google’s open trading windows? (New 7/30/08)

For administrative purposes and to allow the bidding financial institutions time while the market is still open to complete their hedging activities in connection with their purchase of TSOs (see “What will the financial institutions do with the options they purchase in the TSO program? ” below), the TSO program shuts down one hour prior to the close of regular Nasdaq trading hours on the last trading day of each of Google’s open trading windows.

Eligibility Questions

Who can participate in this program?

Only active employees in eligible countries (see below) who are not part of the Executive Management Group (EMG) can participate in this program.

Is this program available in all countries? (Revised 7/30/08)

Not at this point. As of July 30, 2008, the TSO program is available to employees whose tax country of record is Argentina, Australia, Austria, Belgium, Canada, China, Czech Republic, France, Finland, Germany, Hong Kong, Ireland, Israel, India, Netherlands, Norway, Poland, Sweden, Turkey, the UK and the US. We intend to make this program available to employees in all countries where Google grants options except in places where, due to local tax or regulatory implications, it would not benefit employees or the program would be impractical.

Google is working through the appropriate legal or regulatory channels so that we can include additional countries as soon as reasonably possible, but the timing is outside of our immediate control. Rest assured that if and when we are able to offer this program in other countries, we will do so. We will keep employees in each country posted individually about status and timing.

If, for whatever reason, an employee is not eligible for the TSO program, will the employee be given any additional compensation? (New 7/30/08)

We are working on making the TSO program available in more countries and measuring the impact of the TSO program on employee compensation. Overall, we will manage total compensation and benefits to be fair over time.

Which options are eligible? (Revised 2/21/07)

Only vested nonqualified stock options granted after Google went public (post-IPO) are eligible for this program. Post-IPO options were granted with strike prices above $100.

Does the TSO program apply to Incentive Stock Options (ISOs)? (Revised 7/30/08)

No, the TSO program applies only to non-qualified stock options (NSOs). Except in limited circumstances in connection with acquisitions, we have granted only NSOs since our IPO.

Why did you exclude EMG?

We believe that this position reflects the interests of our shareholders at this point. We feel that our current compensatory programs provide adequate incentives for our Executive Management Group.

Why aren’t options granted before Google went public (pre-IPO) eligible?

We believe it is fair to exclude options granted before Google went public from eligibility since the purpose of the TSO program is not to create value for options that are already significantly in the money. Realistically, even if we allowed pre-IPO options in the TSO program, bidders would be willing to pay little, if any, premium beyond the existing intrinsic value for the rights to those options. For that matter, there are many post-IPO options for which investors may pay little, if any, premium.

Are refresher option awards eligible to be sold in the TSO program? (Added 2/21/07)

Yes, so long as they were issued after Google’s IPO to non-EMG employees.

Can employees participate in the program after their employment with Google is terminated?

No. Once employment is terminated, an employee will no longer be eligible to participate in the TSO program, even if the employee’s options are still exercisable under the traditional program.

Are employees required to participate in the program?

No. Participation in the TSO program is completely voluntary and employees may decide to participate or not to participate at any time.

Can employees sell some of their options and exercise others?

Employees are free to exercise their options or sell the options (or not) in any mix they choose.

Will employees get a better price if they sell options through Google’s TSO program than if they exercised and immediately sold their options?

Generally yes. The TSO auction system allows a sale to occur under the TSO program only if the winning bidder offers a price equal to or greater than the intrinsic “in-the-money” value. Although there is no guarantee that the bidding financial institutions will pay a premium for an in-the-money option, historical market data suggests that they typically do. However, this will not be true in all cases in the TSO program. For example, for options that are very much in or out of the money (i.e., where the market price of Google common stock is much greater or much less than the grant price of the option), the time value could be so low as to be outweighed by the transaction costs of the TSO program. In addition, options with a remaining term of less than six months cannot be sold in the TSO program because, upon transfer, the remaining life is rounded down to zero.

General Program Questions

Will there be periods when employees cannot sell their options in the TSO program? (Revised 7/30/08)

Yes. The TSO program will be available during regular trading hours for the Nasdaq Stock Market only when Google’s trading window is open. However, on the last trading day during each of Google’s open trading windows, the TSO program will shut down one hour prior to the close of the regular Nasdaq trading hours. In addition, Google may suspend the TSO program from time to time for a variety of reasons, including for maintenance and other technical reasons, and for periods when Google believes that it is in possession of material, non-public information, until the information is no longer material or the second business day after the information has been made public. Employees will likely not be given advance notice of these shutdowns. When the TSO program is not active, employees may not sell their options under the TSO program, even under a 10b5-1 plan. See also “Does the TSO program affect an employee’s ability to exercise options and sell the underlying shares in the traditional way?“ and “How does the TSO program affect Rule 10b5-1 Trading Plans?” below.

What is material, non-public information?

Information is material if a reasonable investor would consider it important in making a decision to buy, sell or hold Google securities, such a large acquisition or commercial deal. Information is nonpublic until it has been widely disseminated to the public market, and the public has had a chance to absorb and evaluate it. Employees may refer to Google’s Policy Against Insider Trading for more information on what constitutes material, non-public information.

Why will the TSO program be shut down when Google is in possession of material, non-public information? (Revised 7/30/08)

The registration statement Google has filed with the Securities and Exchange Commission (SEC) to permit the TSO program to operate may not be used when Google is in possession of material, non-public information. Therefore, the TSO program must be suspended when Google is in possession of material, non-public information. In practice, this means that employees will not be able to sell options using the TSO program during these periods.

If the TSO program is shut down during a period in which Google’s trading window would otherwise be open, does this mean that Google is in possession of material, non-public information? (Added 2/21/07)

Not necessarily. Google may shut down the TSO program for a variety of reasons, including for maintenance and other technical reasons. You should not infer anything if Google shuts down the TSO program.

Does the TSO program affect an employee’s ability to exercise options and sell the underlying shares in the traditional way? (Revised 2/21/07)

Not generally. However, consistent with Google’s current Policy Against Insider Trading, Google may from time to time black out one or more employees from selling shares (including shares issued upon exercise of options) if Google determines that these individuals are in possession of material, non-public information. Although there is no policy that all employees will be blacked out from selling shares during periods when the TSO program has been shut down, Google may impose blackouts on some or all employees in these cases. If Google were to do this, it would be to help ensure that sales of Google stock by employees do not violate insider-trading laws and Google’s Policy Against Insider Trading. This restriction does not apply to sales of shares under a Rule 10b5-1 trading plan (but it does apply to sales of TSOs under a Rule 10b5-1 trading plan).

Who will buy the options?

Pre-qualified institutional investors will be bidding on all options that employees put up for auction.

Can employees sell options outside of Google’s TSO auction process?

No, employees may not sell options outside of the TSO program. However, employees can still exercise their options and sell the underlying shares in the traditional way. See “Does the TSO program affect an employee’s ability to exercise options and sell the underlying shares in the traditional way?” above.

Can an employee make a gift or a donation of his or her TSOs? (Added 2/21/07)

No. Just as with traditional options, no gifts or donations are allowed.

What are the tax consequences when U.S. employees sell TSOs?

In the US, when employees sell TSOs, the amount they receive will be treated as compensation income to them in the year that they sell the TSOs. This income is of the same character as the income they would have received if they had exercised their options and immediately sold the underlying shares. Google will withhold the same type of taxes on the compensation income they earn from the sale of TSOs as it would have if they had exercised their options and immediately sold the underlying shares. The discussion above does not constitute tax advice, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Also, tax laws may change, possibly retroactively, so you should consult your tax advisor.

What are the tax consequences for employees who work for a Google entity outside the U.S.? (Revised 7/30/08)

In the countries/territories where we are making the TSO program available, we have worked extensively with tax and legal counsel as well as local regulators, where appropriate, to determine that the tax consequences should be similar to the tax consequences of exercising ordinary options. However, Google does not give individual tax advice and you should always consult your tax advisor.

Is the TSO program affected by section 409A of the Internal Revenue Code? (Revised 7/30/08)

We have worked extensively with tax and legal counsel to determine that the TSO program should not be affected by section 409A. Section 409A applies tax penalties in the U.S. to stock options that have been granted at a discount to market (i.e., the grant price was lower than the fair market value of the underlying stock on the date of grant). Since all eligible U.S. option grants were made at or above fair market value, there should be no 409A tax consequence.

There is, however, an argument that 409A should apply to options granted before the TSO program began on April 23, 2007 because these options were amended to allow them to be transferred in the TSO program, and changing previously granted options into TSOs without increasing their grant prices to the price on the date of amendment could be deemed to be like granting discounted options. However, Section 409A specifically permits changing previously granted options to allow for transferability without considering those options discounted options, provided the stock plan had reserved discretion to make such a change in advance. Fortunately, Google’s stock plan did reserve such discretion, and our counsel has advised that Section 409A should not apply. However, Google cannot give individual tax advice. You should always consult your own tax advisor with questions about your individual taxes.

How does the TSO program relate to any 409A “exercise election” made by employees with respect to their options? Can an employee sell his or her option through the TSO program with respect to which he or she made a 409A election? (Revised 7/30/08)

Employees were allowed to make 409A elections with respect to certain pre-IPO options. The TSO program is available for post-IPO options only. There is no overlap between the two; an employee cannot sell any options through the TSO program with respect to which he or she made a 409A election.

Which financial institutions are participating in this program? (Revised 7/30/08)

Morgan Stanley is serving as both Google’s TSO auction manager and also a bidder. Citigroup/Smith Barney is serving as both the employee stock option administrator and also a bidder. Credit Suisse, UBS and J.P. Morgan are participating as bidders. Additional financial institutions may participate as bidders in the auctions in the future, and Google reserves the right to remove any bidder at any time.

Do I have to open a Morgan Stanley or other brokerage account?

No, you will create an online TSO account, but you will not be required to open a Morgan Stanley or any other brokerage account.

What are the criteria for allowing additional financial institutions to participate in the auction? (Revised 7/30/08)

All participating bidders must be able to provide continuous, automated bids for all Google stock options in the TSO program during Google’s open trading windows, and they must update their systems to interface with the TSO system. Admission will be at Google’s sole discretion.

How are bid prices for options determined? (Revised 7/30/08)

All participating bidders will be required to bid on all of the options offered for sale as a condition of participation in Google’s TSO program so that all employees get the benefit of competitive pricing on their options, even if they are selling only one option. Institutional investors use their own proprietary option pricing models to determine the fair value of each option based on the option’s strike price, term (which will be up to two years under Google’s TSO program; all options with a duration of greater than two years will be shortened to two years), market interest rates, stock price volatility, and market conditions at the moment the bid is made. Bid prices will change throughout the trading day just like bid prices for shares of stock on Nasdaq change throughout the day to reflect changing valuation assumptions.

Can an employee specify in advance the price at which the employee wants to sell options? (Revised 7/30/08)

Yes. If an employee wants to sell his/her options at a certain price, the employee can submit a limit order. The option will be sold at a minimum of that price as long as one of the bidders is willing to pay at least that much for the option(s). Limits can be set to expire at the end of the trading day or at the end of a trading window. A market or limit order can be made at any time during an open trading window, although the trade cannot be effected unless the auction is open. There is no guarantee that limit orders will be filled, and, as discussed above, the TSO program may shut down from time to time without prior notice. In addition, the auction manager may cancel a filled order if it determines, in its sole discretion, that there was an obvious error or disruption in the TSO system.

Can employees sell vested, “underwater” stock options in this program?

Yes, financial institutions do place value on “underwater” stock options (i.e., those with strike prices above the current market price of the stock), and we expect them to bid on underwater options. However, if an option is significantly underwater and/or the option has only a limited remaining life (e.g., if the option is sold nine years and five months after grant), the bid price may be very low or even zero.

How does the TSO program affect Rule 10b5-1 Trading Plans? (Revised 7/30/08)

A 10b5-1 plan may be used to sell options through the TSO program under Google’s form 10b5-1 plan specially designed for the TSO program. Here are important points regarding 10b5-1 plans and the TSO program:

•

An employee currently under a 10b5-1 plan that is not specially designed for the TSO program who wants to sell options under the TSO program must amend their 10b5-1 plan or terminate it and enter into a new one. An employee may amend or enter into a new 10b5-1 plan only during an open trading window and at a time when the employee is not in possession of material, non-public information about Google. In addition, the amended or new 10b5-1 plan may not take effect until the later of 60 days from the date of execution and two trading days after the next earnings announcement.

•

Unlike 10b5-1 plans for traditional exercises and sales, TSO sales under 10b5-1 plans may take place only when the TSO program is active. As discussed above, the TSO program is active only during Google’s open trading windows and while Google is not in possession of material, non-public information. These limitations apply for all TSO trades, regardless of whether the trade is initiated by the employee directly or through a 10b5-1 plan. It will be impossible to know in advance when the TSO program will be active because, even though the trading windows are predictable, it is impossible to know when Google will be in possession of material, non-public information. This means that employees cannot with certainty plan for a TSO sale to occur under a 10b5-1 plan. (An employee can always exercise their options and sell the underlying shares the traditional way under a 10b5-1 plan – there are no timing restrictions on that). Therefore, when entering into a 10b5-1 plan covering TSO sales, employees will need to specify what will happen if the TSO program is not active when the employee wishes to make a TSO sale: they can either (1) defer the sale until the TSO program becomes active again or (2) exercise the option and sell the shares the traditional way.

•	Currently, the only broker that allows 10b5-1 plans for TSOs is Smith Barney.

What is the benefit of a Rule 10b5-1 Trading Plan if Google will shut down the TSO program (including trading under a

10b5-1 plan) when Google in possession of material, non-public information?

There are a couple reasons why an employee may still wish to enter into a 10b5-1 Plan.

First, a 10b5-1 plan will still permit you to exercise and sell your options the traditional way regardless of whether we are in an ordinary quarterly or special blackout period. So

•	Those employees who elect not to sell through the TSO Program will continue to enjoy the same benefits of a 10b5-1 plan as they do today.
•	Those employees who wish to both (1) exercise and sell their options the traditional way during blackout periods and (2) sell options under the TSO program when the TSO program is open must do so under 10b5-1 plan. (Remember that Google does not allow an employee under a 10b5-1 plan to sell Google securities outside of his or her plan, so 10b5-1 trading plans must contemplate all sales of Google securities during the period covered by the plan, whether through the TSO Program or exercises and sales the traditional way).

•

Those employees who wish to sell their options through the TSO program but also wish to assure liquidity in a given period may instruct their brokers under a 10b5-1 Plan to sell their options first through the TSO program if the TSO Program is then available, or, if the TSO Program is then shut down, to exercise and sell their options in the traditional way.

Second, as discussed above, Google will shut down the TSO program when Google is in possession of material, non-public information. However, determining whether an item is material is a difficult, fact intensive, subjective analysis that can be second-guessed in hindsight. So, Google may be in possession of information that it deems not to be material and will continue to let the TSO program operate, even though another person might determine the information is material, especially if applying hindsight. (That’s why our insider trading policy says that employees cannot rely on Google’s determination of whether an item is material when deciding to buy or sell any Google security; the ultimate decision of whether to do so rests with each employee.) For this reason, a 10b5-1 plan, even if it just contemplates sales under the TSO Program when the Program is active, could be helpful to an employee in rebutting a claim that he or she fraudulently sold his options under the TSO Program while in possession of material non-public information.

Please keep in mind that the decision as to whether to adopt a 10b5-1 plan (or not) is a complicated one, and depends on the each individual’s particular circumstances, and also on any requirements imposed by each individual’s plan broker. Google cannot give any employee advice on whether to enter into, amend or terminate a 10b5-1 plan. We encourage you to consult your personal advisors and broker regarding the TSO program and 10b5-1 plans.

Accounting, Investor & Other Finance Questions

Do the TSOs have different terms than traditional stock options? (Revised 7/30/08)

When the options are sold to a bidder under the TSO program, three changes occur:

1.	The remaining life is shortened to two years unless the remaining life is less than two years. If the remaining life is less than two years, then the transferable life is further reduced from two years in six-month increments (e.g., 18 months, 12 months, six months) until the remaining transferable life is zero. For example, an option with a remaining life of 23 months will, upon sale in the TSO program, have an 18-month life. If an option has a remaining life of six months or less, it may not be sold in the TSO program.
2.	The forfeiture provisions related to the employee’s employment with Google are removed.

3.	The terms of the option become governed by a warrant agreement and bidding rules agreement, each of which we have filed with the SEC. These agreements provide among other things, anti-dilution provisions of the type seen in exchange-traded derivatives.

Why did you reduce the length of the life of the TSO upon transfer? (Revised 7/30/08)

There are two primary reasons for shortening the option life upon transfer:

1.	Bidders are already sophisticated about bidding on 2-year options in the public market; there are no 10-year publicly tradable options available.
2.	It was neither Google’s intent to eliminate the benefits to employees of being long-term option holders nor to make that entire benefit transferable. Our intent was to give employee options more tangible value, so the TSO program is available to employees who are willing to forgo some of the potential future value in order to get some value today.

How does the TSO program affect Google’s accounting? (Revised 7/30/08)

The TSO program does not change the way we will account for options, but it does increase the cost per option that we will recognize for accounting purposes because the fair value per option on the date of grant will be greater because the expected life of the option will be longer. The longer expected life results from the fact that upon transfer, the options are modified to have a two-year remaining life (generally) from the date of sale, whereas under the non-transferable option program options expire once they are exercised. Because we expect that options will be outstanding longer, they will have a greater fair value on the date of grant which will result in more stock-based compensation for accounting purposes.

In addition, we are incurring charges through early 2011 in connection with the amendment of outstanding eligible options to make them transferable in the TSO program. We have disclosed the accounting charges associated with the TSO program in our earnings releases and public filings with the SEC.

How has Google historically accounted for employee stock options? (Added 2/21/07)

Prior to the initial public offering, we typically granted stock options at exercise prices equal to or less than the values of the underlying stock as determined by our board of directors on the dates of option grant. For purposes of financial accounting, we applied hindsight within each year or quarter prior to our initial public offering to arrive at reassessed values for the shares underlying these options and recorded deferred stock-based compensation equal to the difference between these reassessed values and the exercise prices.

After the initial public offering, we have primarily granted options at exercise prices equal to the fair market value of the underlying stock on the dates of option grant. For options granted during the period between our initial public offering and December 31, 2005, we have recorded deferred stock-based compensation equal to any difference between the exercise prices and the fair market values of the underlying stock on the dates of grant.

Beginning January 1, 2006 (when new stock-based compensation accounting rules became effective), we have recognized stock-based compensation for all new and unvested stock-based awards that are ultimately expected to vest as the requisite service is rendered (over the vesting period). Stock-based compensation is measured based on the fair values of all stock-based awards on the dates of grant using the Black-Scholes-Merton valuation method.

Is this program related to accounting rules for stock options? (Revised 7/30/08)

No, this program is not driven by accounting implications. Google is doing this to make equity compensation more efficient and understandable to employees. We expect our compensation costs per option to increase under this program to reflect the increase in expected life of each eligible option.

Will this affect earnings? (Revised 7/30/08)

As discussed above, we will recognize more stock-based compensation per option than we would have otherwise. In addition, we are incurring charges through early 2011 in connection with the amendment of outstanding eligible options to make them transferable in the TSO program. We have disclosed the accounting charges associated with the TSO program in our earnings releases and public filings with the SEC.

What is the impact on shareholders? (Revised 2/21/07)

The TSO program increases the efficiency of our equity usage. Under the TSO program, we expect that every option that is granted will be more highly valued by employees, while at the same time the TSO program will retain the advantage of leverage that stock options offer over other forms of equity compensation. We also believe this program enhances our ability to compete effectively for the best talent in the marketplace and therefore sustain our competitive advantage.

Have you discussed this program with the SEC?

We have discussed the TSO program extensively with the SEC, and Google will ensure the program complies with applicable securities laws.

What information will Google disclose publicly regarding the results of the TSO program? (Added 2/21/07)

Every quarter, as part of its periodic reports it files publicly with the SEC, Google summarizes the activity of the TSO program from the prior quarter.

What will the financial institutions do with the options they purchase in the TSO program?

The financial institutions are not allowed to further transfer the options they purchase in the TSO program to the public. We believe that the financial institutions will enter into hedging transactions with respect to the options they purchase in the TSO program. Specifically, the winning bidder in the TSO auction will likely hedge their position in the Google options by short selling Google shares, which is a typical way to hedge a position in an option. By short selling, the winning bidder offsets the exposure it has in the purchased option. The winning bidder will adjust this short position over the life of the option based on fluctuations in Google’s stock price. Through this hedging process, the winning bidder expects to make a profit.

Why did Google file a registration statement with the SEC in connection with the TSO program? (Revised 7/30/08)

This registration statement covers, among other things, the expected short-selling activities of the participating financial institutions after they have purchased TSOs.  (See “What will the financial institutions do with the options they purchase in the TSO program?” above.) Google is not a party to this short-selling activity. In addition, the registration statement covers the offer and sale by us of Class A common stock upon exercise, other than by participating financial institutions, of options under our 2004 Stock Plan and in connection with grants of future stock-based awards under our 2004 Stock Plan.

What advantage do TSOs have over restricted stock grants?

TSOs share some of the benefits of restricted stock by having immediate value at grant, but in addition have more upside potential since we typically grant options in higher quantities than we grant restricted stock. In addition, based on the current tax treatment in the U.S. and most other countries where Google grants TSOs, TSOs generally offer better tax planning flexibility to the option holder. While taxes on GSUs are generally due at vesting, taxes on TSO proceeds are not generally due until the holder chooses to exercise or sell the options.

Transaction & Settlement Questions

Do I need to do anything on Smith Barney’s Benefit Access site before I can sell my options through the TSO auction system? (New 7/30/08)

Yes. You do need to read and accept your stock option award/grant agreements on Smith Barney’s Benefit Access site sometime after the options are granted. You will not be able to transact in your employee stock options through the TSO program until you have accepted your grants on the Smith Barney Benefit Access Website. Once you have accepted your options, you should expect it will take two days before they appear on the TSO auction system.

How will I receive proceeds from my TSO transaction?

All transactions made in the TSO auction system will be settled through your Smith Barney account, and proceeds will be paid by Smith Barney. At the point of sale on the TSO auction site, you will be asked to indicate your preference for how you would like to receive your proceeds. You may elect to receive proceeds by check (Free), wire transfer ($25) or deposit into your Smith Barney account (Free). You can find your account number when you login to your Smith Barney account. Scroll to the bottom of the first page titled “Combined Benefit Statement”. The account number will begin with 88G. The net proceeds (Gross Proceeds—Taxes) will be deposited into your Smith Barney account and the delivered via your indicated preference of delivery.

When should I expect my money after I have made a transaction?

Transactions will settle 4 business days after the transaction is initiated. That means that if the trade takes place on Monday, the net proceeds will not be delivered into your Smith Barney retail account until Thursday assuming no holidays in between. If you elected for check delivery, a check will be mailed on the fourth business day following the transaction and the check will be mailed from Palo Alto, California via first class U.S. mail. If you elect a wire transfer and have wire instructions on the file in Smith Barney’s Benefit Access website, then you can expect that you will receive your net proceeds into your personal account on the 5th Business day following your transaction.

What do I need to do to add wire instructions to my Smith Barney Benefit Access account?

In order to create wire instructions, you will need your specific Smith Barney TRADING PIN and then please follow these instructions: (1) Login to your Smith Barney Benefit Access website; (2) go to the “Account Information” tab located in the “View Your Account” section of Benefit Access; (3) click on the “Create” button next to “U.S. Dollar Wire Instructions: Not on File”; (4) after entering the requested bank information, you must enter your Trading PIN, and you will receive confirmation that your instructions have been accepted.

If I elect to be paid by check for multiple transactions, will I get a different check for each one? If you do multiple orders in one business day you will receive one single check for the net proceeds of all of your transactions for that single trade date. If you do multiple orders over a number of days you can expect that you will receive multiple checks.

How do I know what tax amounts are being withheld from my TSO sale proceeds?

It is available on the TSO Auction Site under “My Account: Order History”. Against each successful order there is a “Details” button that contains the applicable tax withholding info; however, your tax information for each transaction will not appear until the day after your transaction takes place.

Other Questions

Has anyone done this before?

No, the TSO program is the first of its kind.

Isn’t this what Microsoft and Comcast did? How is this program different?

No, there are many differences between what Google is doing and what Microsoft and Comcast did. For example, Microsoft and Comcast were one-time transactions to a single bidder. In contrast, the TSO program is ongoing, and options will be sold competitively through an auction system involving multiple bidders. This program is the first of its kind.

How is this different than what Cisco tried to do?

This program is very different. Cisco proposed creating a security in an attempt to measure the market value of options issued to employees for accounting purposes. The employee options themselves were unchanged and remained non-transferable. The TSO program makes options themselves transferable for the benefit of employees.

Why did you choose Morgan Stanley?

We chose Morgan Stanley based on their industry credentials, technology capabilities, and experience in building and operating Google’s auction IPO system.

Who can advise me about what to do with my stock options?

Google cannot provide its employees with tax or investment advice, so you should consult your own independent and tax advisors about your own investment planning and financial management.

Whom do I contact if I have more questions?

Please send inquiries to stock-admin@google.com. They will direct your inquiry to the appropriate person.

Google has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Google has filed with the SEC for more complete information about Google and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Google will arrange to send you the prospectus if you request it by calling toll-free 1-866-468-4664 or sending an e-mail to ir@google.com.